Exhibit 12(a)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						September 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$34,268
Adjust for distributed income of equity	(837)	(3,116)	(1,620)	(2,544)	(20,536)	25,580
investees
Equity in loss of equity method
investments	435	186	296	-	-	-
Minority interest in losses of majority
owned subsidiaries	(37)	(1,468)	(612)	(211)	(435)	(171)
Supplemental fixed charges, as below	74,800	75,800	86,818	64,257	69,679	67,455
Total earnings, as defined	$211,382	$282,103	$274,742	$72,027	$74,167	127,132

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$61,128
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	3,151
Rental interest factor	955	1,036	1,587	1,770	1,406	1,640
Total fixed charges	$72,243	$73,261	$85,034	$62,658	$68,134	65,919

Supplemental increment to fixed
charges *	2,557	2,539	1,784	1,599	1,545	1,536

Total supplemental fixed charges	$74,800	$75,800	$86,818	$64,257	$69,679	$67,455

Supplemental ratio of earnings to fixed
Charges	2.83x	3.72x	3.16x	1.12x	1.06x	1.88x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.